UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42098

JIADE LIMITED

Unit 2-02, Puningdun Business Plaza, No. 1702 and 1706 Minjiang Road
Jinjiang District, Chengdu City, Sichuan Province
The People’s Republic of China, 610000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation and Appointment of Director and Co-Chief Executive Officer

Mr. Kunqi Bai, a director of JIADE LIMITED, a company incorporated under the laws of the Cayman Islands (the “Company”) notified the Company of his resignation as a director for personal reasons, effective January 20, 2025 (the “Resignation”). Mr. Kunqi Bai’s resignation from the board of directors (the “Board”) was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On January 20, 2025, the Board appointed Mr. Xiaohui Li as a director of the Company. The foregoing appointment is intended to fill the vacancy created by Mr. Kunqi Bai’s departure. The Board also appointed Mr. Xiaohui Li as a Co-Chief Executive Officer of the Company. The biographical information of Mr. Xiaohui Li is set forth below.

Mr. Xiaohui Li, age 37, is an experienced executive in the securities and capital management sectors. Since October 2024, Mr. Xiaohui Li has served as the Co-Chief Executive Officer of Zhiyi Eastern Securities Co., Ltd., where he contributes to corporate strategic planning, supports partners in daily securities operations, and oversees the investment and post-investment management for major projects. Since April 2014, Mr. Xiaohui Li has served as the Chief Executive Officer of Shenzhen Hongying Capital Management Co., Ltd., where he was responsible for establishing corporate governance frameworks, managing fund operations and risks, and assisting partners with project investment and post-investment activities. Mr. Xiaohui Li received his bachelor’s degree in Marketing Management from Quanzhou Vocational and Technical University in 2009 and completed an executive development program in capital management at Peking University in 2016.

Mr. Xiaohui Li does not have a family relationship with any other director or executive officer of the Company and nor has he been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Changes in Registrant’s Certifying Accountant

On January 20, 2025, the audit committee of the Board recommended, and the Board approved, the change of the Company’s independent auditor to Enrome LLP (“Enrome”), in place of ZH CPA, LLC (“ZH CPA”). The termination of the engagement with ZH CPA became effective from January 20, 2025, and the engagement of Enrome as the independent auditor of the Company became effective from January 20, 2025.

ZH CPA’s report on the Company’s financial statements for the years ended December 31, 2022 and 2023 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through January 20, 2025, there were no disagreements with ZH CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to ZH CPA’s satisfaction, would have caused ZH CPA to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through January 20, 2025, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses identified by management under the Company’s registration statement on Form F-1 (File No. 333- 276283), which was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 27, 2023 and declared effective by the Commission on May 14, 2024.

The Company has provided ZH CPA with a copy of the above disclosure and requested that ZH CPA furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of ZH CPA’s letter is filed herewith as Exhibit 16.1.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Enrome, neither the Company, nor anyone on behalf of the Company, has consulted Enrome regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company nor was any oral advice provided that Enrome concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted Enrome regarding any matter that was the subject of a “disagreement” as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any “reportable events” as described in Item 16F(a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter, dated January 22, 2025, from ZH CPA, LLC addressed to the Commission

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIADE LIMITED

Date: January 22, 2025	By:	/s/ Yuan Li
	Name:	Yuan Li
	Title:	Chief Executive Officer